Exhibit 21.1

List of Subsidiaries of Bankrate, Inc. (Delaware)

Subsidiary	State/Country of Incorporation	Direct Stockholders of Subsidiary
Bankrate Information Consulting (Beijing) Co. Ltd.	China - WFOE	Rate Holding Co. (100%)

BR 1 Holdings, LLC	Delaware	Bankrate, Inc. (100%)

Caring, Inc.	Delaware	Bankrate, Inc. (100%)

CreditCards.com, Inc.	Delaware	Bankrate, Inc. (100%)

CreditCards.com Limited	United Kingdom	LinkOffers, Inc. (100%)

Freedom Marketing Limited	United Kingdom	CreditCards.com Limited (100%)

LinkOffers, Inc.	Delaware	CreditCards.com, Inc. (100%)

Quizzle, LLC	Michigan	Bankrate, Inc. (100%)

Rate Holding Co.	Cayman Islands	Bankrate, Inc. (100%)

Wallaby Financial Inc.	Delaware	Bankrate, Inc. (100%)